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                              December 1, 2021

       Jeffrey J. Guzy
       Chief Executive Officer and Director
       CoJax Oil and Gas Corporation
       3033 Wilson Blvd, Suite E-605
       Arlington, VA 22201

                                                        Re: CoJax Oil and Gas
Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed May 14, 2021
                                                            File No. 333-232845

       Dear Mr. Guzy:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Financial Statements
       Note 3 - Summary of Significant Accounting Policies, page 60

   1. We note your disclosure on page 51 indicating that you apply the full cost method of accounting for your oil
and gas producing activities, although you have no corresponding disclosure within the
notes to your financial statements and have reported in the
                                                        subsequent interim
reports that you are following the successful efforts method. Please revise as necessary to
set forth the accounting policy that you apply to your oil and gas producing activities
and to resolve the disclosure inconsistencies.
       Note 5 - Acquisition, page 63

   2. We note your disclosure indicating you have accounted for the November 17, 2020 acquisition of
Barrister Energy, LLC (Barrister) as a business combination, and have reported the properties
acquired at $10 million, which you represent is the fair value of
 Jeffrey J. Guzy
CoJax Oil and Gas Corporation
December 1, 2021
Page 2
         purchase consideration, including the common shares issued and debt assumed.

         However, in the Form 8-K that you filed on June 22, 2020, you indicated that Barrister would be deemed the accounting acquirer and that the transaction would be recorded at the historical cost basis of Barrister. Exhibit 2.2 to the current report indicates the properties of Barrister were acquired on June 1, 2019 in exchange for $2.7 million.

         Given that you issued 3,650,000 common shares to complete the transaction and had reported just one outstanding share as of September 30, 2020, tell us why you did not follow your original accounting plan, which appears to have been based on the requirements of FASB ASC 805-40, considering the change in control.
3. Please reconcile disclosures indicating that you have utilized June 16, 2020 as the acquisition date with disclosures in your September 30, 2020 interim report stating that the exchange had not been completed, and your disclosure under this heading indicating you completed the transaction on November 17, 2020.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameJeffrey J. Guzy                             Sincerely,
Comapany NameCoJax Oil and Gas Corporation
                                                              Division of
Corporation Finance
December 1, 2021 Page 2                                       Office of Energy
& Transportation
FirstName LastName